FINAL TRANSCRIPT

Conference Call Transcript

TWTR — Q2 2006 Tweeter Home Entertainment Group Earnings Conference Call

Event Date/Time: Apr. 27. 2006 / 10:30AM ET

CORPORATE PARTICIPANTS

Joe McGuire

Tweeter Home Entertainment Group — CEO, President

Philo Pappas

Tweeter Home Entertainment Group — Chief Merchandising Officer

Judy Quye

Tweeter Home Entertainment Group — SVP, Sales, Installation Services

CONFERENCE CALL PARTICIPANTS

Rick Weinhart

Harris Nesbitt — Analyst

Scot Ciccarelli

RBC Capital Markets — Analyst

Corey McCallum (ph)

SunTrust Robinson — Analyst

Bill Mathey (ph)

Adod’s Capital Management — Analyst

Edward Yruma

JP Morgan — Analyst

David Silverman (ph)

F&D Reports — Analyst

Scott Tilghman

Hudson Square — Analyst

Mitch Kaiser

Piper Jaffray — Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Tweeter Home Entertainment Group second quarter earnings conference call. [OPERATOR INSTRUCTIONS] I would now like to introduce your host for today’s conference, Mr. Joe McGuire. Mr. McGuire, please go ahead.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Thank you, good morning, everyone. Thanks for participating in our second quarter earnings conference call. my name is Joe McGuire, and I’m the CEO. Also with us today is Sandy Bloomberg, our Founder and Chairman; Philo Pappas, the Company’s Senior Vice President of Merchandising; Judy Quye, the Company’s Senior Vice President of Sales and Installation; and Patrick Reynolds — it’s his ninth day, that’s why I can’t get his name right, the Company’s new Senior Vice President of Marketing.

I would like to start with a brief statement about forward-looking statements, after which we will discuss the general business for the quarter, and then we’ll review the numbers. After these presentations we’ll open it up to questions. Certain statements contained in today’s press release and statements that may be made during this conference call, including words such as expects, believes, plans, anticipates, and similar language, constitute forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed or anticipated. Participants are cautioned not to place undue reliance on these forward-looking statements, and to refer to recent company filings on Form 10-K filed with the SEC for a more thorough discussion of risk factors associated welt the Company. Copies of today’s price press release and all other releases and SEC filings are available at our investor relations website at www.twtr.com.

So let me start with a brief business summary. For the quarter ended March, 2006, total revenue from continuing operations increased to 187 million, compared to 182 million for the same period last year, while comparable store sales from — comparable store sales increased 6%. This increase if total revenue was accomplished with 17 less stores than this time last year. Net income from continuing operations was 0.2 million for the quarter ended 2006, compared to a net loss from continuing operations of 26.2 million last year. Net income including discontinued operations was 0.3 million this year — this quarter, compared to a net loss of 27.4 million for the same period last year.

As a result of previous year’s losses and deferred tax asset write-offs, the Company did not record a full tax provision for the March 2006 quarter. We recorded $10,000 for taxes this quarter, compared to last year’s write off of about 18.8 million. Loss from continuing operations before taxes this quarter was 0.2 million, compared to a loss from continues operations before taxes of 7.8 million in the March ‘05 quarter. Operating income from continuing operations for the quarter increased to 0.9 million, compared to an operating loss from continuing operations of 7.2 million last year. As a percentage of revenue, the operating income increased to 0.5%, compared to the loss of negative 3.9% last year. This is due to a 220 basis point increase in gross margin, and a 240 basis point decrease in our net expenses.

The second fiscal quarter of ‘06 marked our third consecutive quarter of comp store sales growth. We again had the large majority of our retail regions experience solid comp store sales growth much as we have in the previous two quarters. The increase in gross margin for the quarter was attributable primarily to continued growth of the installation and services business, improved product margins, and increased vendor funding. The decrease in expenses as a percent of sales for the quarter is mostly the result of tight expense control and us leveraging our sales gains. Part of that is due to the closing of stores that started last year, as well as other underperforming stores that have closed in this fiscal year due to natural attrition. To date this year we have closed five stores this fiscal year.

For the six months ended March, total revenue from continuing Ops increased to compared to 454 million compared to 440 million same period last year, and comp store sales for the six months were the same as for the quarter at 6%. Income from continuing Ops for the 6 months was 16.2 million this year, compared to 2.3 million last year. Net income from continuing Ops for the six months was 14.8 million, compared to a net loss of continuing Ops of 20.5 million last year. Please remember that included last year a noncash impairment charge of 22.2 million related to deferred tax assets. Diluted earnings per share from continuing operations for this six months are $0.59 compared to a loss per share of $0.83 for the same period last year.

Business continues to be driven by video, specifically flat-panel television. For the quarter, our flat panel revenue increased more than 30% on a year over year basis while units increased by over 53. Even with a 15% reduction in average selling price, the flat panel category provided significant growth to our revenue and gross profit dollars. Still encouraging is our attachment rate to the video business. In-home labor dollars continued to grow as they increased about 20% on a year over year basis and finished the quarter at about 6.2% of revenue.

Long-term debt ended the quarter a little over 40 million, compared to a little over 65 million last quarter, helping drive down the debt was a decrease of inventory during the current quarter. Inventory turns also increased about 20 basis points for the quarter. Overall, I am pleased to see the organization execute our plan, and post two profitable quarters in a row. It’s the first time we’ve done that since December of 2002 and I think everyone in the organization are starting to feel proud of the results they’ve produced. We still have plenty of work ahead of us to get back to historical profit levels, but we feel good that this quarter marks another post in the road on our way to do that. And that’s it for prepared remarks. With that, operator, if you would open it up for questions.

QUESTION AND ANSWER

Operator

Yes, sir. Thank you. [OPERATOR INSTRUCTIONS] Our first question comes from Rick Weinhart of Harris Nesbitt. Your question, please.

Rick Weinhart — Harris Nesbitt — Analyst

Hi. Good morning Joe and everyone.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Hi, Rick.

Rick Weinhart — Harris Nesbitt — Analyst

I guess the first obvious question on the gross margins, Joe, the — can you rank, perhaps, the impacts from the three items that you mentioned in terms of most important?

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

In terms of what drove gross margin performance?

Rick Weinhart — Harris Nesbitt — Analyst

Yes.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

I would tell you that probably pure product margins are the primary driver, increase in services business for the mix would be number 2, improved vendor funding would be number 3.

Rick Weinhart — Harris Nesbitt — Analyst

Okay. And, now, there was — I think you had mentioned in your prior press release regarding the shortage of flat-panel TVs and how that impacted comps. Can you talk about what that impact might have been on margins at all, or if there was any impact?

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer

I would tell you, Rick, this is Philo Pappas. The shortage in flat panel specifically in the 50 inch sides probably cost us about 1 to 2 points on the comp line.

Rick Weinhart — Harris Nesbitt — Analyst

I’m sorry, my question was, though, was there any impact on gross margins as a result of that, either less ASP? AKSP’s were solid, therefore were gross margins were solid, or that was just not an impacted.

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer

I would tell you the margins in video actually improved overall last quarter and if we left anything on the table would be overall gross margin dollars.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Yes, we would tell you that probably the shortage of the flat panels is slowing the decline in ASP, particularly in the 50-inch category, which is constructive to margin.

Rick Weinhart — Harris Nesbitt — Analyst

Great. And one more question. on the SG&A front, can you just kind of give us an idea of where you are in your investment stage of the — of rolling out your services business? I mean have we reached the point where this is kind of a steady state now for investment going forward, or how should we think about that?

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

No, I don’t think it’s a steady state in terms of investment. What you’re seeing is we are absolutely leveraging the service business this year, and that so far the service business is a positive contributor, and it is our expectation that it will continue to be a positive contributor on a go-forward basis. So — at an operating income level, we expect the service business to contribute, where in the past we’ve been willing to live with losses in that business as we stepped it up. Now, we will continue to grow the business, so that’s hanging at a, 6% of revenue, and I will tell you that’s going to March all day long to 10% of revenue, so it will require continued investment, but we believe that it will also create, from this point forward, a positive contribution, even though we’ll continue to invest. Did that answer your question?

Rick Weinhart — Harris Nesbitt — Analyst

I think so. I guess what I — so it sounds like dollars — the dollars invested will continue to increase, but you’re expecting that the percentage, the profitability is going to also increase?

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Absolutely.

Rick Weinhart — Harris Nesbitt — Analyst

Okay that answers it. Thanks, Joe.

Operator

Thank you. Our next question comes from Scot Ciccarelli of RBC Capital Markets. Your question, please.

Scot Ciccarelli — RBC Capital Markets — Analyst

Hey, goes, how are you?

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Hey, Scot.

Scot Ciccarelli — RBC Capital Markets — Analyst

Couple of questions. first of all, kind of following up on that last question, what is the game plan, in terms of trying to manage the head count growth and infrastructure build on the service side? I know it’s something that you have incurred losses with before. Now it’s turned into a positive contributor on an operating income basis. What’s the best way for us to think about that, in terms of trying to balance the service capability and, you know, maybe the backlogs that you have, as well as, what it could imply for expenses?

Judy Quye — Tweeter Home Entertainment Group — SVP, Sales, Installation Services

Hi, Scot, this is Judy Quye. I’m going to try and take that question. We really have worked in the last 12 months to build on operating P&L model for this business that measures all of the cost components, as well as the service components, measuring the number of days out for different types of work and that’s how we built our labor model. So over the last quarter, between using the P&L tool, putting some science against the days out report in our labor, and improving the science of who we’re hiring and how we’re training, we’ve introduced some rigorous training models to add to our already strong system. Between all of those factors, I think we really have a model that will aid us in understanding where the headcount needs to be added, in which geographic markets, and in which hubs. We go all the way down to a local level.

Scot Ciccarelli — RBC Capital Markets — Analyst

Do you have some type of productivity measurement you use for the service guys and I’m assuming as it becomes more mature and seasoned those productivity levels increase, but I’m not sure how you guys actually evaluate that.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

We do, but if we told you, we would have to kill you.

Scot Ciccarelli — RBC Capital Markets — Analyst

I’m in New York. You can come find me. All right fine. The last question is regarding the gross margin improvement. Obviously it was pre market from even the pretty healthy levels we’ve seen recently. How sustainable is that? Obviously you’re seeing the improvement in vendor rebates, or financing, as you wind up becoming bigger and better, et cetera, but product margins, if that’s the biggest driver, is that something you think is sustainable?

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer

So, Scot, this is Philo Pappas. We’ve seen improvement across all aspects of our margin, which is very good, which is why I do think it’s sustainable. As Joe mentioned, we have seen it in product margins, which are up. We have seen it in the growth of services, which is delivering a much higher rate for the Company. We’re also seeing it as we’re controlling our margin controllables, if you will. Thinks like shrink, scrap, and obsolete are getting better and vendor funding, as Joe mentioned, is also improving. So it’s not just coming from one area. It’s coming from several areas within gross margin. We’re pulling several levers to improve our margins, and we do see that as a key lever going forward.

Scot Ciccarelli — RBC Capital Markets — Analyst

So could we see gross margins, assuming all of those continue to improve, could, we see gross margins approaching the mid-40 level and kind of staying there?

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Nobody here, not while I’m sitting here is going to make that prediction. I guess let me put it to you this way. So we all know that the margins on flat-panel televisions will continue to erode, so what the team’s job is here, is that as we manage mix and margin inside of the different categories, what are the levers that we pull and push to deal with what we think is a pretty clear fact. Margins on televisions have been coming down, and we think they’ll continue to come down. So we had six years of margin increases in television, so we think all day long, we’re going to have six years of margin decreases. That being said, as the ASPs come down, it allows us to a better job with other mix and attachment which is what we’re seeing and we saw good evidence of here, so we feel pretty comfortable making the statement that we’ll be able to maintain stable margins in the face of declining category margins of flat panel.

Rick Weinhart — Harris Nesbitt — Analyst

Stable margins being what we just saw, or what we’ve seen over the last couple of quarters.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Stable margins with a modest increase on a year over year basis from last year.

Operator

Thank you. Our next question comes from David Magee of SunTrust Robinson.

Corey McCallum — SunTrust Robinson — Analyst

This is Corey McCallum for David Magee. Congratulations on the quarter, first off. And piggybacking an earlier question regarding the supply of the 50-inch flat panels, I was wondering if you could give us any color on the availability going forward there in that category?

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

We still see it tight probably for the next 90 days. Demand is still greater than supply at this point. We do see and are taking steps to change that. And I see a market improvement probably in the August time frame.

Corey McCallum — SunTrust Robinson — Analyst

Okay. Thank you. And secondly if I may, I was wondering if you could give us a little color on your Las Vegas store, and the new Illinois store, and tell us how those are progressing, and give us any insight on any of the features in those prototype stores that you may look to incorporate in the near future in other chain stores?

Judy Quye — Tweeter Home Entertainment Group — SVP, Sales, Installation Services

Sure, Corey we are very pleased with the results in both Las Vegas and Illinois. As you may know, the model in Las Vegas was really focused on more custom business, and being inside of customer’s homes in bringing solutions to life. And clearly the Las Vegas model is running more than double the rest of the fleet, and converting sales in a customer’s home, rather than at retail. Our Oak Brook model, which just opened early in March, and therefore is only 30 days in, we’re pleased with their comps. We’re thrilled with their margin growth, and we’re thrilled with their custom bank as its growing. So it’s showing the same sort of indicators that we saw in Las Vegas, so we feel very much we’re on the right track.

Corey McCallum — SunTrust Robinson — Analyst

Thank you been good luck here in the second half.

Judy Quye — Tweeter Home Entertainment Group — SVP, Sales, Installation Services

Great, thanks.

Operator

Thank you. Our next question comes from Bill Mathey of Adod’s Capital management.

Bill Mathey — Adod’s Capital Management — Analyst

If you guys head to New York to take a shot at Ciccarelli I want in. Anyway, enough of that. I had a couple of questions. One of them was just answered, but the other one is, when you guys look — talking about gross margins, sorry, when you guys look at TV or I think you said you ranked them, Joe, pure product margins, better services in the mix, and then improved vendor funding, one, two, three, within that product margin, is that — has that been driven by category improve — I mean you talk about TVs coming down, as we all know they are. I guess what I’m trying to get at is if a like for like TV’s margin is coming down, yet people are trading up to a different TV then they would have bought in the prior year, the overall TV’s category margin might actually be stable to improving. So I’m trying to get a little more granularity about, if you can give it to us, sort of what is happening with category margins as a result of mix within categories, as opposed to just mix among categories.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Bill, I’ll try to give you a little bit of color on that. So our product margins were up for the quarter. The biggest contributor to improving the overall product margins was mix of product sold. For example, our home theater category, things like cable, custom parts and remotes, it grew as a bigger piece of the pie. For example, those categories are up 80 basis points versus last year, which delivered significant higher product margins or out the door margins. We’re also seeing some better buying. For example in our cable and search category, the margins there are up substantially over last year, just due to some better buying and leverage that we pulled. But those are really the key drivers overall of the product margin.

Bill Mathey — Adod’s Capital Management — Analyst

You guys have really done a good job cleaning up the inventory, and making the balance sheet certainly stronger than it was sort of going back a year. I wonder how much, and this is my own inability to recall, I apologize, but how much was margin impacted in the last year over a two or three quarter period from exiting some of those stores, getting rid of products, transitioning to a much greater emphasis on flat panel. I’m trying to figure out if the absence of markdown, in other words, had any significant positive benefit on overall margin.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

So the answer to that is yes. We are running disco margins at slightly positive this year compared to negative last year. You are coming into a quarter, June, if you look historically, I think we put up a 36% margin or something last June. You have to be careful, because remember because of where we closed the store, and I forget the exact numbers, you have to go back to the queue, or if you follow-up with me afterwards, we can get somebody here to get you with the numbers. There was a portion of the stores that were in discontinued operations, those that were in discreet markets, but there was a portion of the stores that stayed above in operations, so it kind of polluted the gross margin for the June quarter last year, historically low, so you just need to be careful when you look at that.

Bill Mathey — Adod’s Capital Management — Analyst

And then just one last question. I wonder, to the extent that you had, as you guys have already told us a couple of times, pretty significant shortages of the 50-inch plasmas, I’m wondering if you feel as though — you guys articulated a 1 to 2 percentage point comp hit from not having that merchandise in stock. And I wonder, is that really a net number where you guys are saying wait a minute, we probably sold some 50 inch DLPs that we might not have sold, or is that really a gross number where you are saying look, nobody who wanted a 50-inch plasma was trading into anything else, so the 4 to 500 plasmas we didn’t sell was discretely taken off of our sales completely. I’m just trying to think about out how you guys are accounting for that.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Bill, I would tell you that that is a solid number, that those sales really don’t translate into DLP.

Bill Mathey — Adod’s Capital Management — Analyst

And obviously you would have lost, correct me if I’m wrong, but I would imagine there’s a pretty high attach rate of installation on those things?

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Absolutely. A lot over the shortage was in the higher end 50-inch world as well, which to your point does drag along some other nice margin categories.

Bill Mathey — Adod’s Capital Management — Analyst

Okay. Thanks guys.

Operator

Thank you. Our next question comes from Edward Yruma of J.P. Morgan.

Edward Yruma — JP Morgan — Analyst

I just thought I’d congratulate you guys on a very solid quarter.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Thank you.

Edward Yruma — JP Morgan — Analyst

I wanted to understand, and I know people have asked quite a bit about the service business and the implications for expenses, but trying to turn the attention to other places, how much opportunity to do you have to kind of take more cost out of the system? I know you guys have done a real good job on that. Or is SG&A leverage at this point more a by product of continued comp leverage?

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

I’ll answer that. SG&A improvement in terms of leverage, I would characterize as a journey, not a destination, and for all organizations that is a continuous effort. It’s never a project sort of with a beginning date and an ending date. So there’s always opportunities for us to continue to improve. And as we continue to drive operating contribution of each of our boxes up, in other words as we continue to improve four wall contribution. That’s one of the ways that shows up, but without a doubt, because we had, you know, three solid years behind us of comp declines, there is no question that part of the way that we’ll continue to do that is to drive comp store increase. So I think the answer to your question is that opportunities for us sit in both places.

Edward Yruma — JP Morgan — Analyst

And I have another follow-up. I know you were experimenting with kind partial remodels, if you will. Can you give us some numbers, or some impressions on what’s working and what’s not, and whether that’s a viable alternative, or whether you really do need the kind of Las Vegas or Chicago remodels to get those kind of performance lifts?

Judy Quye — Tweeter Home Entertainment Group — SVP, Sales, Installation Services

Great question. Because capital investment in these stores is something we need to do very thoughtfully. So we do have a series of remodels that we’re putting in place this year that test a variety of scenarios. Full remodel, which takes it to the Las Vegas prototype, like we did in Oak Brook and this next month we’ll do here in Burlington, Massachusetts. We also have a subset of that remodel, which includes putting the notional spaces and the key customer journey elements into a store at a much lower cost. And then we’ve also in this fiscal year tested three different splash and dashes, where for 25,000, we’ve painted, carpeted, updated the signage model, and we’re running metrics on each of those, and looking at what’s happening as a result.

Edward Yruma — JP Morgan — Analyst

Great.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Too early to really tell you about that, that, as Judy said, all of that is in process, and some of those changes aren’t even — aren’t — while scheduled to be done, aren’t completed yet. So we’re probably a good six months away from really having any reasonable evaluation of that.

Judy Quye — Tweeter Home Entertainment Group — SVP, Sales, Installation Services

In a learning mode.

Edward Yruma — JP Morgan — Analyst

And I guess my final question is do you have any update on your CFO search.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

CFO search is underway, we’re down to final candidates. Those interviews are happening over the course of the next couple weeks. Please keep your fingers crossed for us and stay tuned.

Edward Yruma — JP Morgan — Analyst

Very good. Best of luck.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Thanks, Ed.

Operator

Thank you. Our next question comes from David Silverman of F&D Reports. Your question please.

David Silverman — F&D Reports — Analyst

Hi. I was wondering if you might be able to give me your borrowing availability under the revolver, net of the minimum excess availability requirement? And, also, I remember at the time of the sale and lease back, there was some talk about possibly paying down one of the high interest rate term loans, and I was wondering if that had materialized.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

So, no, the term loans are there. The cash proceeds that came in from the sale lease back just went against the revolver. We haven’t made a firm decision on how to deal with that just yet, because I’m still waiting for an update information on the tax refund that we’re still hoping to get. I do not have availability at 331 in front of me, David, but if you would like to follow-up with me after the call, we’ll be glad to do that, where if I miss you, it will certainly be in the Q which we expect to file end of next week.

David Silverman — F&D Reports — Analyst

Okay. And any update on the IRS refund?

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Nope.

David Silverman — F&D Reports — Analyst

Okay. And last year, at the time of the store closings, I know that you had an impact in the income statement, but were some of the cash items, was there an accrual? Did that show up in accrued expenses? And if so, has that washed out of the balance sheet?

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

So you’re going to have to get a little more specific with me than some kind of accrual, because there’s just dozens of them. I would suggest you follow-up with me after the call. We’ll be glad to help you work through whatever issue you’re working through. When we closed the stores, there was a series of cash expenses and noncash accruals. I will tell you that the sum total of all of those was about $35 million. Some of those accruals survive today for lease restructuring, and sit on the balance sheet, and the footnotes for that should provide you, I think, all the explanation you’re looking for.

David Silverman — F&D Reports — Analyst

And finally I noticed that — I was looking here — an item came through on your release this morning. There’s one that said that it was correcting and replacing the original release.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Yes, it was on the inventory piece where I had said it was a year over year change as opposed to an intraquarter change.

David Silverman — F&D Reports — Analyst

Thank you very much.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

You’re welcome.

Operator

Thank you. One moment. Our next question comes from Rick Weinhart of Harris Nesbitt. Your question, please.

Rick Weinhart — Harris Nesbitt — Analyst

Hi. I had a couple of couple of follow-ups. Joe, in the past couple of quarters, you’ve also given us a little color on the sales trends in the quarter, whether the momentum has a continued. Can you share with us that for April as well?

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

No, and actually I stopped that a while ago, once we stopped giving guidance. So we’ll issue sales for this quarter that first week of July.

Rick Weinhart — Harris Nesbitt — Analyst

Okay. And a follow-up on the gross margin question, as well. You mentioned that last year, obviously, there was a lot of things going through the P&L in the third quarter. When we get out to the fourth quarter, and we’re looking at year over year. I don’t recall, was that the 38.4 I believe you had last year, was that a clean number, or did that also have some carryover from the store closure?

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

In September?

Rick Weinhart — Harris Nesbitt — Analyst

Yes.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

I think that would have been mostly clean. There was a couple of stores that were still running in July. We didn’t have any in August and September, so there probably would have been some noise from July inside of that quarter, but if there’s — there’s probably some, Rick, but I deep think it’s much.

Rick Weinhart — Harris Nesbitt — Analyst

And when you talk about a gross margin stable and increasing, it’s a normalized level, right?

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Right.

Rick Weinhart — Harris Nesbitt — Analyst

All right. Thanks very much.

Operator

Thank you. Our next question comes from Scott Tilghman of Hudson Square. Your question, please?

Scott Tilghman — Hudson Square — Analyst

Good morning.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Hey, Scott.

Scott Tilghman — Hudson Square — Analyst

Actually I have two questions. One I wanted to follow-up on the service productivity a little bit, and just see if you could provide a little bit more insight on either, one, what your capacity is without adding head count, or maybe looking at it another way, how much of a differential there is between the highest and lowest productive markets. Second question, I’ll throw these both out for you at the same time, is are there any meaningful trends you’re seeing in other product categories? we talked a lot about the TVs and related attachments, but we haven’t commented too much on audio or other products.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

I’ll let Judy noodle with you for a minute on the productivity question. Although be careful, you could get into the same I’m going to shoot you list as Scot.

Scott Tilghman — Hudson Square — Analyst

I’m even further south.

Judy Quye — Tweeter Home Entertainment Group — SVP, Sales, Installation Services

I think productivity really has a lot to do with customer base. Meaning how long is the customer willing to wait for you to go to their home and do the installation. And based on our studies and what we believe, we clearly have more productivity in the system for the staff that we have on task and trained today, and we only see two of our market places closing in on the top of their productivity, and we’re starting to add some staff back in there. So I don’t know if I’ve fully answered your question, but significant productivity is still available.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

And so, for example, Scott, in December this year, we put up a nice growth rate on a not big increase — in other words, we had a much higher growth rate of labor sales than we did in terms of growth rate for labor head count. We’ll see the same thing is true in March, and so I think Judy would feel comfortable with the statement that she is going to be able to grow labor sales faster than labor heads for probably some period of time.

Judy Quye — Tweeter Home Entertainment Group — SVP, Sales, Installation Services

Yes.

Scott Tilghman — Hudson Square — Analyst

Okay. And then the — with respect to trends in other product categories?

Philo Pappas — Tweeter Home Entertainment Group — Chief Merchandising Officer

Sure, Scott. as Joe indicated, obviously our video business continues to be very strong. Besides that, though, other key categories that are doing well, the products that drive home theater systems, again, things like remote control, home installation components, are all growing in the mid-20s. Some of our key attachment categories, like cable and service contracts, also growing very nicely. Our audio business for the quarter was actually flat, which we’re seeing an improvement there overall, and I would say those are really the highlights.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Yes, probably the one trend there, Scott, that we’re pretty happy about is this is for — I think this is the fourth quarter in a row now where the audio business has been essentially flat. And that’s enough for me to say that that’s a significant trend change, after really — it’s either six or seven years of solid declines in that business, and many of those years double digits. So all of a sudden now we really have a year of flat behind us, and so there are — there was a contingent of people in our building here who would make an argument for you that audio is about to grow, and we certainly hope that that’s — we certainly hope that that’s true, because that’s, of course, very constructive to our mix.

Scott Tilghman — Hudson Square — Analyst

Is that growing broadly, or is it tilted towards either the components or speakers?

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

We’re seeing the most excitement happen in high end which is one of the reasons people think that it’s going to grow is that we’re doing a better job with higher end speakers right now than we’ve done in many years.

Scott Tilghman — Hudson Square — Analyst

Thank you.

Operator

Thank you. Our next question comes from Mitch Kaiser of Jaffray Company. Your question, please?

Mitch Kaiser — Piper Jaffray — Analyst

Piper Jaffray. A quick question for you on the services business. Could you just give us some data points, if you would, on services in the Las Vegas and Oak Brook stores relative to where you’re saying across the chain and then is there any impact from the partial remodels you have done? Have those helped enhance the services business as well.

Judy Quye — Tweeter Home Entertainment Group — SVP, Sales, Installation Services

So, Mitch, it’s early on the partial remodels that we’ve done to be able to report anything. I think what you’re asking me, regarding Las Vegas and Oak Brook, is do they to a substantial larger amount of their business as services in the customers’ home, versus as retail, and the answer to that question in Las Vegas is absolutely. In Oak Brook, we’re one month in. So yet to tell, but good indicators so far.

Mitch Kaiser — Piper Jaffray — Analyst

Okay. Okay. And are there other things, other learnings that you’ve taken from Las Vegas and implemented in some of the other stores, some of the legacy stores, and what impact has that been having so far?

Judy Quye — Tweeter Home Entertainment Group — SVP, Sales, Installation Services

Yes. One of the things that we did in the new prototype, the store experience is you walk in and see what it would look like in your home. So instead of setting it up as a traditional consumer electronics retailer, you get to see the vignettes, and how they would change your life in your bedroom, your bathroom, your living room, whatever. We’ve taken the learning side of that, particularly in the area of control in your home, and put that into our solution rooms, and that’s been an ongoing implementation, but we’re actually going to do some updates this summer across the fleet.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Yes, we’re going to take a lot of that learning — did we say in June or July?

Judy Quye — Tweeter Home Entertainment Group — SVP, Sales, Installation Services

June and July.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

June and July. So when you go around to what you know now as the package rooms, today in our stores they’ll be converted to one of the audio rooms in existing stores we’ll now go back and we’re adding control in a more probably formal and thoughtful way, and that will be integrated into more of the demos that we do.

Mitch Kaiser — Piper Jaffray — Analyst

Okay. I know in the Las Vegas store, even Robin Leach was impressed, if I remember right.

Judy Quye — Tweeter Home Entertainment Group — SVP, Sales, Installation Services

Yes, you are right. He said it was the best sound and video experience he had ever had in his life, and he popped his phone open and called some of his movie star friends. Yes.

Mitch Kaiser — Piper Jaffray — Analyst

Well, he’s not on my cell phone, so.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

It will live now, forever, Mitch, as a great Tweeter story, so that’s all right.

Mitch Kaiser — Piper Jaffray — Analyst

Oh, absolutely. On the debt, I think, Joe, you’ve talked about in the past being at 30 million by year-end. I assume that you’re still comfortable with this relative to how the second quarter played out?

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

I am, yes.

Mitch Kaiser — Piper Jaffray — Analyst

Then the IRS ruling, should that come through, that would further pay down debt, I would assume?

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Correct.

Mitch Kaiser — Piper Jaffray — Analyst

And then is there anything — with regard to Tivoli, have you thought more about that and could you give us an update on business trends there?

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

No, if you want update on business trends for Tivoli, just call our friend Jeffrey. They’re doing a fine job over there. And when you get him on the phone, tell him to hurry up, we would like them to grow our investment faster than he’s doing.

Mitch Kaiser — Piper Jaffray — Analyst

Okay. Will do. Thanks, congrats.

Operator

Thank you. We have have a follow-up question from Scott Tilghman of Hudson Square. Your question, please.

Scott Tilghman — Hudson Square — Analyst

I just — I wanted to touch on your website for a minute and the on-line presence, and see if you can give us a sense of I guess a number of things. One, what type of customer usage you’re finding, and then, in addition to that, what the potential cross channel marketing opportunities are down the road, and then finally, it seems like not all the products that are available in stores show up on the website, and I just was wondering if you could comment on that.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Sure. The website is used — the website actually gets a fair amount of traffic. I think it’s getting somewhere north of 80 to 90,000 hits a week. It is primarily used as a research tool. So people go on to read some of the information about how to buy the various categories, there’s a glossary page that’s fairly frequently used, and so that is a primary tool. In terms of its ability to be used as a cross marketing tool for us, you’re highlighting really a great area of opportunity for us because it’s a place that we could do more, and everybody sitting around this table would agree that it’s a — it’s a place that requires better execution from us. In terms of having all of the product available that that’s on the stores, that’s a project that’s actually under way at the moment, and it is our intention that within another couple of months, you’ll have the entire catalog available to you on on the website.

Scott Tilghman — Hudson Square — Analyst

I was trying to throw a question out there for Patrick.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

Thank you.

Scott Tilghman — Hudson Square — Analyst

You are welcome. Thank you.

Operator

Thank you. [OPERATOR INSTRUCTIONS] I’m not showing any further questions at this team.

Joe McGuire — Tweeter Home Entertainment Group — CEO, President

All right, thanks. Everybody thanks very much for participating in our second quarter conference call. We will be back at you with a sales release, the first week of July.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This concludes the program, you may all disconnect, and everyone have a great day.

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